November 14, 2017

Via EDGAR

Ms. Beverly A. Singleton

Division of Corporate Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C.  20549-7010

Mail Stop 3561

Re:BJs Restaurants, Inc.

Form 10-K for the Year Ended January 3, 2017

Filed February 28, 2017

File No. 000-21423

Dear Ms. Singleton:

Per our conversation this morning, this letter will confirm receipt of the comment letter dated November 13, 2017 relating to the Form 10-K filed February 28, 2017, by BJ’s Restaurants, Inc.

As we discussed, in light of the holidays and resulting unavailability of certain personnel and advisors necessary to respond to the comments, we have asked for (and you have indicated the SEC’s willingness to accept) an extension of the response due date to Monday, December 11, 2017.

Thank you again for your cooperation and please do not hesitate to contact me at (714) 500-2660 if you have any questions or issues.

Sincerely,

/s/ Jake Guild

Jake Guild

Vice President of Accounting and Corporate Controller

BJ’s Restaurants, Inc.